[AmTrust Financial Services, Inc. letterhead]

May 20, 2014

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated March 26, 2014 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) of AmTrust Financial Services, Inc. We prepared and submitted a written response on April 8, 2014 and this letter supplements that response letter to address additional questions and comments received from the Staff via teleconference.

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Ceding Commission Revenue, page F-10
Income Taxes, page F-15

Materiality Analysis

As discussed in our April 8, 2014 response, we assessed the materiality of these items on our previously issued financial statements in accordance with Staff Accounting Bulletin No. 99 – Materiality (“SAB 99”). The discussion below highlights key elements included in our materiality assessment supporting our conclusion that the errors were not material to our consolidated financial statements.

Quantitative Assessment

Our quantitative review considered the impact of the errors on each line item of our income statement, in each case on a consolidated basis, for the relevant periods. We included as exhibits to our March 3, 2014 and April 8, 2014 response letters a comparison of the previously reported amounts versus the amounts as presented in our Annual Report on Form 10-K for the year ended December 31, 2013. In our previous response letters, we discussed the quantitative impact in detail, and so will not repeat that discussion in this supplemental response.

We acknowledge that SAB 99 is primarily utilized in cases where financial statement misstatements are relatively small, quantitatively, but that the qualitative factors involved make the item material. We concur with the Staff that the impact on certain line items appears quantitatively material, but consistent with the concepts discussed in “Remarks Before the 2007 AICPA National Conference on Current SEC

Jim B. Rosenberg
Division of Corporation Finance
May 20, 2014

and PCAOB Developments” by Todd Hardiman, Associate Chief Accountant, Division of Corporation Finance, qualitative factors can cause errors that are quantitatively large to be immaterial. While the “total mix” of information includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the users of our financial statements would view each impacted financial statement item. The FASB has also made clear that magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.

In this supplemental response, we wish to address the qualitative factors we considered in concluding that an error having a large quantitative impact on certain income statement line items was nevertheless immaterial.

Qualitative Assessment

“Total Mix of Information”

We first addressed whether there was a substantial likelihood that the size of the error would be viewed by a reasonable investor as having significantly altered the total mix of information made available to investors. The key users of our consolidated financial statements in the investment community are our shareholders and financial analysts. During 2013, our company was followed by eight “sell-side” analysts: Compass Point Research and Trading LLC, FBR Capital Markets & Company, Guggenheim Securities LLC, Keefe Bruyette & Woods, JMP Securities, LLC, Sidoti & Company, LLC, SunTrust Robinson Humphrey and William Blair and Company, LLC. Each of these analysts publishes quarterly notes and comprehensive analytical reports that they make available to their clients. According to our discussions with these analysts and review of their published reports, the analysts that follow us are primarily focused on the following:

•	valuation metrics (operating earnings per share, book value per share and operating return on equity);

•	underwriting profitability (underwriting income, loss ratio, expense ratio and combined ratio);

•	growth of our insurance business (gross written premium, net written premium and earned premium);

•	growth of our fee business;

•	performance of our investment portfolio (yield, quality, growth, maturity and diversification); and

•	adequacy of our reserves.

The Staff specifically remarked on the quantitative changes to total revenues, total expenses, pre-tax income and provision for income taxes. We understand that for other companies in different industries, these aforementioned items related to our income statement might be considered key performance metrics by the investment community. However, as the Staff has stated publicly, “the facts and circumstances of one company rarely match neatly with those of another company.” Upon a review of recently issued reports by the analysts that follow us, total revenues, total expenses, pre-tax profit and provision for income taxes were never referenced in the post-earnings reports or overview reports issued by these analysts for the benefit of their clients. We do know that the investment community also measures other insurance companies by the metrics in the bullet points above. SNL Financial, a highly regarded statistical and analytical database source that is used by a majority of insurance research analysts and investors, provides a standard template for use in analyzing property/casualty insurance companies.  The template includes the following data points: total assets, total investments, return on average equity, return on average assets, last 12 months book value growth, earnings per share growth, and earnings per share

Jim B. Rosenberg
Division of Corporation Finance
May 20, 2014

growth in the past 12 months. There is no mention in this template to total revenues, total expenses, pre-tax income or provision for income taxes as meaningful metrics by which to measure property/casualty insurance companies.

None of the key performance metrics listed in the bullet points above were impacted by the reclassification of ceding commission revenues to net them against acquisition costs and other expenses. The reclassification from general and administrative expenses to income tax provision related to reductions to our Luxembourg tax liability resulted in a 2.6% increase to our expense ratio and combined ratio in 2011 and a less than 1% increase to both ratios in 2012 and 2010. None of the other items listed above were impacted. In addition, there was no impact on net income. Analysts noted the absence of any net income or earnings per share impact in their fourth quarter 2013 reports issued after our year end earnings release.

Market reaction

Related to our assessment of the information important to our investment community, we also considered whether these changes would result in a significant market reaction, positive or negative. Some courts (Oran v. Stafford, 226 F.3d 275,284 (3d Cir. 2000)) have tested materiality by looking at the market’s reaction to a misstatement. The premise behind this analysis is that, assuming developed and efficient capital markets, our stock price should reflect all available information about us. Therefore, if information is significant to our investors, it will be incorporated into our stock price. We did not expect these changes to result in a significant market reaction. In fact, after we released our year-end 2013 earnings and filed our Annual Report on Form 10-K for the year ended December 31, 2013 that included these changes, there was no negative market reaction and we did not field any questions from investors or analysts about the reclassifications. The following is a chart that depicts our closing stock prices on dates from February 10, 2014 until March 10, 2014, before and after relevant dissemination of information to the investment community related to these changes:

Jim B. Rosenberg
Division of Corporation Finance
May 20, 2014

Existing Disclosure

In our telephone conversation with the Staff, there seemed to be some confusion about language in our April 8, 2014 response letter related to our disclosure of our expense ratio as it relates to the ceding commission presentation. To clarify, we wanted to stress the point to the Staff that our existing disclosure related to the calculation of our net expense ratio, contained in our MD&A description of our principal revenue and expense items, discloses that ceding commission was deducted from acquisition costs and other underwriting expenses when calculating the expense ratio. Therefore, regardless of whether the earned ceding commission is presented as a component of revenue or a contra expense, we have been transparent in our disclosure of how the ceding commission is meaningful to the overall operations of the Company and specifically to our expense ratio, an important metric in the property and casualty insurance industry.

Analysis of Trends

In our telephone conversation with the Staff, we were asked to discuss our analysis of trends, specifically related to revenues, and whether the errors masked a change in trends (both in direction and in magnitude). The following table provides a comparison of total revenues and revenue growth (as reported versus as adjusted, dollars in thousands):

Revenues	2012	2011	2010	2009
As reported	$1,865,156	$1,357,757	$1,002,457	$740,211
Dollar increase year to year	507,399	355,300	262,245
Percentage increase year to year	37.4%	35.4%	35.4%

As adjusted	$1,668,174	$1,203,804	$864,196	$626,280
Dollar increase year to year	464,370	339,608	237,916
Percentage increase year to year	38.6%	39.3%	38.0%

As shown, although the dollar amount of revenues reported for 2010 – 2012 changed substantially when we removed ceding commission as a revenue item, the increase in the dollar amount of revenues year-to- year and the percentage increase in revenues year-to-year were consistent directionally and nearly constant in magnitude.

Qualitative Factors Listed in SAB 99

In SAB 99, the Securities and Exchange Commission identifies several key qualitative factors to consider in determining whether a misstatement is material. Although not an exhaustive list, we believe it includes the most important items that users of our financial statements would consider. As discussed below, a review of these factors supports our determination as follows:

Factor #1: Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

These misstatements did not arise from estimates. However, as noted in our previous responses, the nature of these misclassifications was not based on incorrect amounts being recorded. Rather, the

Jim B. Rosenberg
Division of Corporation Finance
May 20, 2014

misclassification adjustments related only to the presentation and inclusion of certain line items on our income statement.

Factor #2: Whether the misstatement masks a change in earnings or other trends.

The misstatements did not impact net income or operating earnings on a consolidated basis. As discussed above, it also did not mask a trend in total revenues or revenue growth.

Factor #3: Whether the misstatement hides a failure to meet analysts’ consensus expectations for the company.

As described above, the line items impacted by the misstatements do not affect information that our analysts consider material and, therefore, are not included in the analysts’ expectations.

Factor #4: Whether the misstatement changes a loss into income or vice versa.

The misstatements did not impact net income or operating earnings on a consolidated basis.

Factor #5: Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.

Ceding commission – As each of our primary segments incurred acquisition costs and other underwriting expenses, earned ceding commission is allocated to our segments based on each segment’s proportionate share of acquisition costs and other underwriting expenses.  As the error did not impact the amount of acquisition costs or underwriting expenses, the misstatement related to ceding commission would not impact the allocation of earned ceding commission to any segment and, therefore, would not impact any specific segment’s results of operations or profitability.

Deferred tax liability – The adjustment related to utilization of our Luxembourg equalization reserves increased (a) other insurance expense, a component of acquisition costs and other underwriting expenses, and (b) other expense in our Specialty Risk and Extended Warranty segment and (c) reduced provision for income taxes.  For segmental presentation, we allocate income tax expense on a pro rata basis based on our overall effective tax rate.  Therefore, this adjustment decreased net income for the Specialty Risk and Extended Warranty segment and increased net income for our other two operating segments.  The decrease in net income for Specialty Risk and Extended Warranty was (7.7)% and (26.3)% in 2012 and 2011, respectively, and net income increased in the other two operating segments by 12.4% and 32.6% in 2012 and 2011, respectively.  The adjustment did not cause any segment to change net income to a net loss or vice versa.  We do not believe that any of our three primary operating segments has been identified as playing a more significant role in our operations or profitability than any other operating segment.

Factor #6: Whether the misstatement affects the registrant’s compliance with regulatory requirements.

As an insurance company, we need to comply with regulatory requirements promulgated by each state in which we are licensed. These misstatements did not affect our compliance with any of these requirements.

Jim B. Rosenberg
Division of Corporation Finance
May 20, 2014

Factor #7: Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

None of the financial covenants in our credit facilities are driven by income statement line items. Our financial covenants relate to consolidated net worth, consolidated leverage ratio, fixed charge coverage ratio, risk-based capital and surplus at the insurance company level, none of which were affected by these misstatements.

Factor #8: Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.

We reviewed the requirements for the award of annual incentive (cash and stock) bonuses to members of management. The annual incentive awards to our management team members responsible for various product lines are based on divisional underwriting income, which did not change. Other members of mid- to senior-level management receive discretionary bonuses that are not based on financial metrics. Our executive management team, other than our CEO and CFO, are compensated based on adjusted net income, which did not change. Our CFO’s bonus is purely discretionary and not based on any particular financial metrics, so it would not have changed. Our CEO’s performance share award for the 2011 – 2013 performance period was based on adjusted operating income, which did not change. Our CEO’s annual cash incentive award is based on a percentage of pre-tax income, as long as our pre-tax income exceeds $75 million. There would have been no change to his cash incentive award for 2013, as pre-tax income did not change.  We recalculated the bonus award for the years 2010 – 2012 using the revised pre-tax income for the corresponding years. There was no impact to the CEO’s bonus as a result of this error, primarily because our pre-tax income (both before and after the adjustment) far exceeded the CEO’s target to receive his annual cash incentive bonus.

Factor #9: Whether the misstatement involves concealment of an unlawful transaction.

The misstatement did not involve concealment of an unlawful transaction.

Conclusion

SAB 99 requires both quantitative and qualitative considerations of materiality. Faced with an error that had a large quantitative impact on certain income statement line items, our analysis next focused on whether the size of the error would matter to a reasonable investor and whether qualitative factors existed that made the size of the error not important. The determination of materiality requires a significant amount of judgment. As management, we believe we are best-suited to make the delicate inferences and judgments that are unique to our facts and circumstances. We understand our industry and speak with our investors and analysts on a frequent basis and so understand what they would include in the “total mix” of information made available to them and relied upon that understanding in our assessment of materiality. Based on the facts and circumstances outlined above, we do not believe the adjustments would have changed the judgment of a reasonable person or influenced the decision of a reasonable investor and, therefore, determined the errors were not material to our consolidated financial statements for the periods in question.

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Ceding Commission Revenue, page F-10

Jim B. Rosenberg
Division of Corporation Finance
May 20, 2014

During our teleconference with the Staff, we discussed the application of ASC 944-30-35-64 and ASC 944-405-25-1 as they relate to our netting of ceding commission revenue against acquisition costs and other expenses. Specifically, the Staff asked us whether there is a profit component built into our quota-share agreements with Maiden Insurance Company, Ltd. ASC 944-30-35-64 states that “proceeds from reinsurance transactions that represent recovery of acquisition costs shall reduce applicable unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized.” We affirm that ceding commissions are recognized as a reduction of applicable unamortized acquisition costs, such that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized. Ceding commissions in excess of capitalized acquisition costs are recognized as a reduction of other underwriting costs as incurred. Under our quota-share reinsurance agreements with Maiden, we are entitled to receive ceding commissions based on a percentage of written premium depending on the line of business ceded. The ceding commissions are designed to reimburse us both for acquisition-related costs (those costs that are eligible for deferral as part of deferred acquisition costs pursuant to ASC 944-30-25) as well as other operational costs (described as “other underwriting expenses”). Our ceding commissions represent reimbursement for the total policy origination costs (incremental direct costs of contract acquisition) as well as operating costs (other underwriting expenses) related to issuing and servicing a policy.

For the period 2010 through 2013, our direct acquisition costs (commission/brokerage to agents or producers, premium taxes and assessments, i.e. incremental direct costs of contract acquisition) averaged 15.3% of direct written premium. During this same period, we incurred other indirect operational insurance costs (e.g., salaries, board, bureau and association fees, costs of forms, rates and filings) that are immediately expensed. Our average ceding commission earned during that period was 28.2% and represented the approximate recovery of all of our acquisition costs and operational costs related to the underlying insurance policies. We receive reasonable compensation in excess of our costs, and, therefore, do not have estimated excess future servicing costs under these reinsurance contracts that would require us to record a liability under ASC 944-405-25-1.

As empirical support that the ceding commission we receive covers the proportional share of our acquisition costs and operational costs related to the underlying insurance policies, the following table presents how our expense ratio would differ if we were to remove the effect of these quota-share reinsurance agreements (by removing both ceded earned premium and ceding commission recognized from the expense ratio calculation):

With Quota Share Agreements	For the period 2010 – 2013 (dollars in thousands)

Earned premium	$5,467,362
Acquisition costs and other underwriting expenses	2,063,918
Earned ceding commission	(765,752)
Acquisition costs net of ceding commission	1,298,166
Net expense ratio	23.7%

Jim B. Rosenberg
Division of Corporation Finance
May 20, 2014

Without Quota Share Agreements	For the period 2010 – 2013 (dollars in thousands)

Earned premium	$8,186,126
Acquisition costs and other underwriting expenses	2,063,918
Earned ceding commission	0
Acquisition costs net of ceding commission	2,063,918
Expense ratio	25.2%

Our average expense ratio for 2010 through 2013 was 23.7%. If we were to remove the effect of these quota-share reinsurance agreements, our average expense ratio for 2010 through 2013 would have been 25.2% (or 1.5% higher) than our actual expense ratio for that period. The small difference between the two calculations confirms that the ceding commission we earn (average of 28.2% for the period) covers our costs related to the underlying insurance policies (expense ratio of 25.2%). As detailed in the above example, if the ceding commission earned under these contracts was substantially higher or lower than the costs related to the servicing of all of the related insurance contracts that the ceding commission was intended to cover, the expense ratio for the period would have substantially increased or decreased.

We will continue to assess the commission charged pursuant to these quota-share agreements versus the costs related to the issuing and servicing of the related contracts, in accordance with the requirements of ASC 944-30-35-64 and ASC 944-405-25-1, and if the ceding commission earned compared to the costs the commission is intended to cover changes in a material manner, we will adjust our presentation and disclosure of financial information in our future filings.

Lastly, as described above under “Existing Disclosure,” our MD&A disclosure related to the calculation of our net expense ratio discloses that ceding commission is deducted from acquisition costs and other underwriting expenses when calculating the expense ratio. Neither this calculation nor the related disclosure changed when we began netting ceding commission previously disclosed as revenue against acquisition costs and other underwriting expenses. We mention this to clarify that the presentation of ceding commission as a revenue item or a contra expense has no impact on the information provided to a user of our financial statements who evaluates or calculates our expense ratio.

In connection with our response to your Comment Letter and the questions raised on our subsequent teleconference, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

Jim B. Rosenberg
Division of Corporation Finance
May 20, 2014

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:     Donald Abbott, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Todd Hardiman, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP
Catherine Miller, AmTrust Financial Services, Inc.